UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)
 (Amendment No. )*
Under the Securities Exchange Act of 1934

EROS STX GLOBAL CORPORATION

(Name of Issuer)

Class A Ordinary Share, par value GBP 0.30 per share

(Title of Class of Securities)

G3788M114

(CUSIP Number)

Yisu Li, Esq.
Hony Capital Limited
Suites 06-11, 70/F Two International Finance Centre
8 Finance Street
Central, Hong Kong
+852 3961 9700

With a copy to:

David Huntington, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
Telephone: (212) 373-3124

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3788M114	SCHEDULE 13D	Page 2 of 18

1	NAME OF REPORTING PERSON Marco Alliance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,430,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,430,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,430,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.76%(1)
14	TYPE OF REPORTING PERSON CO

(1) Calculated based on the number in Row 11 above divided by 357,230,123 Class A Ordinary Shares, par value GBP 0.30 per share, outstanding as of December 28, 2020, as set forth in the Issuer’s Registration Statement on Form F-3 dated as of and filed with the SEC on December 28, 2020.

CUSIP No. G3788M114	SCHEDULE 13D	Page 3 of 18

1	NAME OF REPORTING PERSON Hony Capital Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,430,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,430,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,430,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.76%(1)
14	TYPE OF REPORTING PERSON PN

(1) Calculated based on the number in Row 11 above divided by 357,230,123 Class A Ordinary Shares, par value GBP 0.30 per share, outstanding as of December 28, 2020, as set forth in the Issuer’s Registration Statement on Form F-3 dated as of and filed with the SEC on December 28, 2020.

CUSIP No. G3788M114	SCHEDULE 13D	Page 4 of 18

1	NAME OF REPORTING PERSON Hony Capital Fund V GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,430,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,430,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,430,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.76%(1)
14	TYPE OF REPORTING PERSON PN

(1) Calculated based on the number in Row 11 above divided by 357,230,123 Class A Ordinary Shares, par value GBP 0.30 per share, outstanding as of December 28, 2020, as set forth in the Issuer’s Registration Statement on Form F-3 dated as of and filed with the SEC on December 28, 2020.

CUSIP No. G3788M114	SCHEDULE 13D	Page 5 of 18

1	NAME OF REPORTING PERSON Hony Capital Fund V GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,430,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,430,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,430,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.76%(1)
14	TYPE OF REPORTING PERSON CO

(1) Calculated based on the number in Row 11 above divided by 357,230,123 Class A Ordinary Shares, par value GBP 0.30 per share, outstanding as of December 28, 2020, as set forth in the Issuer’s Registration Statement on Form F-3 dated as of and filed with the SEC on December 28, 2020.

CUSIP No. G3788M114	SCHEDULE 13D	Page 6 of 18

1	NAME OF REPORTING PERSON Legend Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,430,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,430,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,430,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.76%(1)
14	TYPE OF REPORTING PERSON CO

(1) Calculated based on the number in Row 11 above divided by 357,230,123 Class A Ordinary Shares, par value GBP 0.30 per share, outstanding as of December 28, 2020, as set forth in the Issuer’s Registration Statement on Form F-3 dated as of and filed with the SEC on December 28, 2020.

CUSIP No. G3788M114	SCHEDULE 13D	Page 7 of 18

1	NAME OF REPORTING PERSON John Huan Zhao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong Special Administrative Region of the People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 63,430,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 63,430,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,430,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.76%(1)
14	TYPE OF REPORTING PERSON IN

(1) Calculated based on the number in Row 11 above divided by 357,230,123 Class A Ordinary Shares, par value GBP 0.30 per share, outstanding as of December 28, 2020, as set forth in the Issuer’s Registration Statement on Form F-3 dated as of and filed with the SEC on December 28, 2020.

CUSIP No. G3788M114	SCHEDULE 13D	Page 8 of 18

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A Ordinary Shares, par value GBP 0.30 per share (the “Class A Ordinary Shares”), of Eros STX Global Corporation, a company organized under the laws of the Isle of Man (the “Issuer”), whose principal executive offices are located at 3900 West Alameda Avenue, 32nd Floor, Burbank, California 91505.

The Issuer’s Class A Ordinary Shares are listed on The New York Stock Exchange under the symbol “ESGC.”

In addition to the Class A ordinary Shares, the Issuer also has outstanding class B ordinary shares, par value GBP 0.30 per share (the “Class B Ordinary Shares,” and together with the Class A ordinary Shares, the “Ordinary Shares”).

Item 2.	Identity and Background

(a) — (c) and (f) This Statement is being filed jointly by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) Marco Alliance Limited, a company incorporated under the laws of the British Virgin Islands (“Marco”), (ii) Hony Capital Fund V, L.P., a limited partnership organized under the laws of the Cayman Islands (“Hony Capital V”), (iii) Hony Capital Fund V GP, L.P., a limited partnership organized under the laws of the Cayman Islands (“Hony Capital V GP”), (iv) Hony Capital Fund V GP Limited, a company incorporated under the laws of the Cayman Islands, (v) Legend Holdings Corporation, a company incorporated under the laws of the People’s Republic of China (“Legend Holdings”), and (vi) John Huan Zhao.

John Huan Zhao and Legend Holdings indirectly own 80% and 20%, respectively, of the equity ownership of Hony Capital Fund V GP Limited. Hony Capital Fund V GP Limited is the general partner of Hony Capital V GP, which is the general partner of Hony Capital V, which has 100% equity ownership of Marco. As of the Settlement Date (as defined below), Marco will directly hold 63,430,229  Class A Ordinary Shares of the Issuer. Because of John Huan Zhao’s, Legend Holdings’, Hony Capital Fund V GP Limited’s, Hony Capital V GP’s and Hony Capital V’s relationships to Marco, each of them may be deemed to beneficially own the Class A Ordinary Shares of the Issuer directly held by Marco.

The present principal occupation of John Huan Zhao is the Chief Executive Officer of Hony Capital Limited. The principal business of each of Marco, Hony Capital V, Hony Capital V GP, Hony Capital Fund V GP Limited, Hony Capital Limited and Legend Holdings is making investments in public and private companies.

The principal business address of each of Marco, Hony Capital V, Hony Capital V GP, Hony Capital Fund V GP Limited, John Huan Zhao and Hony Capital Limited is as follows:

c/o Hony Capital Limited
Suites 06-11, 70/F Two International Finance Centre

8 Finance Street, Central, Hong Kong

The principal business address of Legend Holdings is as follows:

17th Floor, Tower B, Raycom Info Tech Park

No. 2, Kexueyuan Nanlu

Haidian District, Beijing 100190, People’s Republic of China

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of Marco, Hony Capital Fund V GP Limited and Legend Holdings are set forth in Schedule I hereto and are incorporated herein by reference.

(d) — (e) During the last five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the other persons listed in Schedule I hereto) has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G3788M114	SCHEDULE 13D	Page 9 of 18

Item 3.	Source and Amount of Funds or Other Consideration.

As previously disclosed in its Report of Foreign Private Issuer on Form 6-K, furnished by the Issuer with the SEC on April 20, 2020, the Issuer (then named Eros International Plc) entered into an Agreement and Plan of Merger (as amended, restated or otherwise modified from time to time, the “Merger Agreement”) with STX Filmworks, Inc., a Delaware corporation (“STX”), England Holdings 2, Inc., a Delaware corporation and an indirect wholly owned subsidiary of the Issuer (“England Holdings 2”), and England Merger 1 Corp. (f/k/a England Merger Corp.), a Delaware corporation and a direct wholly owned subsidiary of England Holdings 2 (“Merger Sub”). On July 30, 2020, Merger Sub merged with and into STX, with STX surviving as the surviving corporation and a direct wholly owned subsidiary of England Holdings 2 (the “Merger”), and the Issuer changed its name to Eros STX Global Corporation.

On the terms and subject to the conditions set forth in the Merger Agreement, each share of STX preferred stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) was converted at the Effective Time into the right to receive a number of contractual contingent value rights (“CVRs”), without interest, based on the liquidation value and, as applicable, the exit payment, of the respective share of STX preferred stock (the “Merger Consideration”), and such CVRs in turn entitle the holder thereof to receive, on the Settlement Date (as defined below), a number of Class A Ordinary Shares of the Issuer to be calculated in accordance with certain agreements governing the CVRs entered into concurrently with the consummation of the Merger (the “CVR Agreements”). The aggregate number of Class A Ordinary Shares to be issued to the former STX stockholders upon settlement of the CVRs is referred to herein as the “Aggregate Merger Consideration CVR Shares.”

Pursuant to the CVR Agreements, the applicable CVRs issued as Merger Consideration will be settled in Issuer Class A Ordinary Shares on the date (the “Settlement Date”) that is the earlier to occur of (1) the later to occur of (a) the first time that the Class A Ordinary Shares issuable pursuant to the CVRs have been registered for resale pursuant to an effective registration statement under the Securities Act, and (b) the 75th day after the Effective Time and (2) the date that is six months after the Effective Time. Each CVR will entitle the holder thereof to receive, on the Settlement Date, a number of Class A Ordinary Shares allocated from the Aggregate Merger Consideration CVR Shares based on the respective classes of STX preferred stock in respect of which the applicable CVRs were issued.

Further, on April 17, 2020, the Issuer entered into a Subscription Agreement (as amended, restated or otherwise modified from time to time, the “PIPE Subscription Agreement”) with certain investors, including the Reporting Persons, pursuant to which such investors agreed to purchase newly issued Class A Ordinary Shares from the Issuer for an aggregate purchase price of $75 million in a private placement transaction (the “PIPE Financing”). Concurrently with its execution of the PIPE Subscription Agreement, the Reporting Persons also executed a lock-up agreement (the “PIPE Lock-Up Agreement”) pursuant to which the Reporting Persons agreed not to, without the prior written consent of the Issuer, directly or indirectly transfer the Class A Ordinary Shares issued to the Reporting Persons in the PIPE Financing and the Merger for a period of 75 days from the Effective Time. On July 30, 2020, substantially concurrently with the Effective Time, the Issuer consummated the PIPE Financing. The Reporting Persons purchased 7,965,334.0 Class A Ordinary Shares pursuant to PIPE Financing for $24,533,229.42. Additionally, in connection with the PIPE Financing, the Reporting Persons purchased 24,533 shares of Class E preferred stock of STX for $245.33 (the “Additional STX Stock.” At the Effective Time, the Additional STX Stock was converted into the right to receive 24,533 Class E CVRs.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in in its entirety in this Item 4.

As described in Item 3 above and Item 6 below, the Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. They intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in this Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in this Statement. Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the

CUSIP No. G3788M114	SCHEDULE 13D	Page 10 of 18

specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Except as set forth in this Statement or in the transaction documents described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person listed in Schedule I hereto, has any present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The information contained on each of the cover pages of this Statement and the information set forth in Items 2, 3, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.

(a) - (b) The aggregate number of the Class A Ordinary Shares and the percentage of total outstanding Class A Ordinary Shares beneficially owned by each Reporting Person is set forth below. References to percentage ownerships of the Class A Ordinary Shares in this Statement are based on 357,230,123 Class A Ordinary Shares, par value GBP 0.30 per share, outstanding as of December 28, 2020, as set forth in the Issuer’s Registration Statement on Form F-3 dated as of and filed with the SEC on December 28, 2020. As of the Settlement Date, each Reporting Person may be deemed to beneficially own an aggregate of 63,430,229  Class A Ordinary Shares, representing 17.76% of the Issuer’s outstanding Class A Ordinary Shares, or 11.05% of the Issuer’s outstanding Ordinary Shares.

Hony Capital V, as the sole shareholder of Marco, may be deemed to beneficially own all of the Class A Ordinary Shares of the Issuer held by Marco pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.
Hony Capital V GP, as the general partner of Hony Capital V, may be deemed to beneficially own all of the Class A Ordinary Shares of the Issuer held by Marco pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Hony Capital Fund V GP Limited, as the general partner of Hony Capital V GP, may be deemed to beneficially own all of the Class A Ordinary Shares of the Issuer held by Marco pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Each of John Huan Zhao and Legend Holdings, as indirect shareholders of 80% and 20%, respectively, of the equity ownership of Hony Capital Fund V GP Limited, may be deemed to beneficially own all of the Class A Ordinary Shares of the Issuer held by Marco pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

CUSIP No. G3788M114	SCHEDULE 13D	Page 11 of 18

Based on their holdings of the Class A Ordinary Shares, the Reporting Persons control approximately 11.05% of the total voting power of the outstanding Ordinary Shares on the Settlement Date. References to percentage of voting power in this Statement are based on 378,930,541 Ordinary Shares of the Issuer outstanding as of the Closing Date, being the sum of (i) 357,230,123 Class A Ordinary Shares, par value GBP 0.30 per share, outstanding as of December 28, 2020, as set forth in the Issuer’s Registration Statement on Form F-3 dated as of and filed with the SEC on December 28, 2020 and (ii)  21,700,418 Class B Ordinary Shares, par value GBP 0.30 per share, outstanding as of December 23, 2020, as set forth in the Issuer’s Registration Statement on Form F-3 dated as of and filed with the SEC on December 28, 2020. Each holder of the Class A Ordinary Shares is entitled to one vote per share and each holder of the Class B Ordinary Shares is entitled to ten votes per share.

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person listed in Schedule I hereto beneficially owns any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule I hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule I hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule I hereto, has effected any transaction in the Class A Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 are hereby incorporated by reference in their entirety in this Item 6.

Class A Contingent Value Rights Agreement

As Merger Consideration, pursuant to the Class A Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC and Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A., collectively as rights agent and as initial CVR Registrar, the reporting persons received 0 Class A CVRs.

Class B Contingent Value Rights Agreement

As Merger Consideration, pursuant to the Class B Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC and Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A., collectively as rights agent and as initial CVR Registrar, the reporting persons received 66,256.41466 Class B CVRs.

Class C Contingent Value Rights Agreement

As Merger Consideration, pursuant to the Class C Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC and Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A., collectively as rights agent and as initial CVR Registrar, the reporting persons received 58,154.57456 Class C CVRs.

Class D Contingent Value Rights Agreement

As Merger Consideration, pursuant to the Class D Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC and Computershare Inc. and its

CUSIP No. G3788M114	SCHEDULE 13D	Page 12 of 18

wholly-owned subsidiary, Computershare Trust Company, N.A., collectively as rights agent and as initial CVR Registrar, the reporting persons received 58,808.58903 Class D CVRs.

Class E Contingent Value Rights Agreement

As Merger Consideration, pursuant to the Class E Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC and Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A., collectively as rights agent and as initial CVR Registrar, the reporting persons received 24,533.00000 Class E CVRs.

Investor Rights Agreement, Registration Rights Agreement and Amended Articles of Association

In connection with the consummation of the PIPE Financing and as contemplated by the Merger Agreement and the PIPE Subscription Agreement, substantially concurrently with the Effective Time, the Issuer, certain shareholders of the Issuer affiliated with Kishore Lulla and his family (collectively, the “Founder Group”) and the investors under the PIPE Subscription Agreement entered into an Investors’ Rights Agreement (as defined below) and a Registration Rights Agreement (as defined below), and the Issuer filed the Amended Articles of Association (as defined below) with the Companies Registry of the Isle of Man.

Pursuant to the Merger Agreement, at the Effective Time, the Issuer and certain former stockholders of STX, including the Reporting Persons, who purchased Class A Ordinary Shares in the PIPE Financing entered into an Investors’ Rights Agreement (the “Investors’ Rights Agreement”), in substantially the form attached to the Merger Agreement.

The Investors’ Rights Agreement provides that, until the third anniversary of the Effective Time, (1) the Reporting Persons will have the right, for so long as the Reporting Persons beneficially owns at least 50% of the number of Class A Ordinary Shares beneficially owned by it as of the Effective Time (giving effect, prior to the Settlement Date, to the Class A Ordinary Shares underlying the CVRs issued to the Reporting Persons pursuant to the Merger Agreement), to nominate for election or appointment to the Board each successor to or replacement for an STX Director, and (2) the Eros Founder Group will have the right, for so long as the Eros Founder Group continues to beneficially own at least 50% of the number of Ordinary Shares beneficially owned by the Eros Founder Group as of the Effective Time (excluding for this purpose shares issued in respect of new equity awards granted at or immediately after the Effective Time), to nominate for election or appointment to the Board each successor to or replacement for a Founder Group Director. In addition, for so long as the Eros Founder Group has the foregoing Board nomination right, with respect to all other directorships to be elected in an election of directors to the Board, the Eros Founder Group shall vote its shares proportionately to the vote of all holders of shares who are not members of the England Founder Group; provided that, for purposes of determining any such proportional vote prior to the settlement date of the CVRs, CVRs shall be deemed to be outstanding Class A Ordinary Shares and to have been voted in such election.

In addition, for so long as the Reporting Persons have the foregoing Board nomination right, the hiring or termination of the chief executive officer, chief financial officer or president (including any co-president) of the Issuer will require the approval of a majority of the Board, including at least one director nominated by the Reporting Persons.

Immediately following the consummation of the PIPE Financing and entry into the Investors’ Rights Agreement, the required parties to the Investors’ Rights Agreement entered into an amendment to the Investors’ Rights Agreement (“Amendment No. 1 to the Investors’ Rights Agreement”).

Amendment No. 1 to the Investors’ Rights Agreement amends the Investors’ Rights Agreement as follows:

•
For so long as the Founder Group has the right to nominate directors pursuant to the Investors’ Rights Agreement (as amended), the Remuneration Committee of the board of directors of the combined company (the “Board”) will consist of not more than four directors, of which two shall be directors nominated by the Founder Group and, for so long as affiliates of  the Reporting Persons will have the right to nominate directors pursuant to the Amended and Restated Investors’ Rights Agreement, two out of four members of the Remuneration Committee shall be directors nominated by the Reporting Persons.

•
In lieu of requiring (1) the approval of at least one director nominated by the Founder Group and at least one director nominated by the Reporting Persons with respect to any proposed hiring or termination of the chief executive officer, chief financial officer or president (including any co-president) of the combined company and (2) the approval of at least one director nominated by the Founder Group with respect to adoption of the annual business plan (including operating budget) of the Issuer and its subsidiaries, Amendment No. 1 to the Investors’ Rights Agreement provides instead that, until the

CUSIP No. G3788M114	SCHEDULE 13D	Page 13 of 18

earliest of (x) the third anniversary of the Effective Time, (y) the first such time after the Settlement Date that the Reporting Persons cease to beneficially own 50% of the Class A Ordinary Shares owned by it as of the Effective Time (giving effect to the CVRs) or (z) the first such time that the Founder Group ceases to beneficially own 50% of the Class A Ordinary Shares and Class B ordinary shares of the Issuer owned by it as of the Effective Time, the approval of a two-thirds majority of the Board will be required to take any of the actions described in the foregoing clauses (1) and (2) or to enter into any agreement increasing the combined company’s available debt for borrowed money to an amount greater than the greater of (a) $552 million and (b) an amount that would cause the net debt to be greater than five times the Adjusted EBITDA (as that term is defined in the Issuer’s Transition Report on Form 20-F for the fiscal year ended March 31, 2020 filed with the SEC on October 30, 2020) of the Issuer for the most recent four consecutive fiscal quarters for which financial statements are available (giving pro forma effect to the borrowing and the use of proceeds of such borrowing).

In addition, as required by the Merger Agreement, the Issuer convened an extraordinary general meeting of its shareholders on June 29, 2020 at which the requisite percentage of shareholders approved Amended Articles of Association of the Issuer (the “Amended Articles of Association”). By virtue of the Investors’ Rights Agreement and the Amended Articles of Association, for a period lasting up to three years following the consummation of the Merger, the Founders Group has the right to nominate four out of nine directors on the Issuer’s Board of Directors and the Reporting Persons have the right to nominate four out of nine directors on the Issuer’s Board of Directors. In addition, during this period, the Issuer’s Board of Directors will not be permitted to take certain significant corporate actions, including (i) hiring or terminating any of the Issuer’s chief executive officer, chief financial officer or president (or co-presidents), (ii) adopting the Issuer’s annual business plan and budget and (iii) entering into any agreement increasing our available debt for borrowed money to an amount greater than the greater of (A) $552 million and (B) an amount that would cause the net debt to be greater than five times adjusted EBITDA for the most recent four consecutive fiscal quarters for which financial statements are available, without the approval of at least two thirds of the directors on the Issuer’s Board of Directors.

Pursuant to the Merger Agreement, at the Effective Time, the Issuer and the former stockholders of STX entitled to receive CVRs in the Merger and/or who are purchasers in the PIPE Financing, including the Reporting Persons, entered into a Registration Rights Agreement (the “Registration Rights Agreement” and, together with the Merger Agreement, the Amended Articles of Association, the CVR Agreements, the PIPE Subscription Agreement, the Investor Rights Agreement and Amendment No. 1 to the Investors’ Rights Agreement, the “Agreements”), in substantially the form attached to the Merger Agreement.

Pursuant to the Registration Rights Agreement, the Issuer is required as soon as reasonably practicable after the Effective Time, but in no event later than the 60th day following the Effective Time, to prepare and file with the SEC a registration statement on Form F-1 or Form F-3 (the “Shelf Registration Statement”) providing for the resale from time to time of all Class A Ordinary Shares (1) issued at the Effective Time to the former STX stockholders who purchased Class A Ordinary Shares in the PIPE Financing and (2) to be issued on the Settlement Date upon settlement of the CVRs. The Issuer must use commercially reasonable efforts to keep the Shelf Registration Statement continuously effective until the earliest of the date as of which all Class A Ordinary Shares covered by the Shelf Registration Statement have been sold, such shorter period as may be agreed by all of the former STX stockholders holding Class A Ordinary Shares then covered by the Shelf Registration Statement or the four-year anniversary of the date of effectiveness of the Shelf Registration Statement.

The former STX stockholders will have the right, from time to time, to cause the Issuer to undertake underwritten offerings or sales of Class A Ordinary Shares covered by the Shelf Registration Statement having an aggregate value of at least $20 million (each, a “Shelf Take-Down”), in each case at the expense of the Issuer. The Issuer will not be obligated in any calendar year to effect more than four block trade Shelf Take-Downs or one Shelf Take-Down that is not a block trade.

The descriptions of the Agreements set forth above in this Item 6 do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of the Agreements, which have been attached hereto as Exhibits, and are incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule I hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures,

CUSIP No. G3788M114	SCHEDULE 13D	Page 14 of 18

loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

1
Agreement and Plan of Merger, dated as of April 17, 2020, among Eros International Plc, STX Filmworks, Inc., England Holdings 2, Inc. and England Merger 1 Corp. (f/k/a/ England Merger Corp.) (filed as Exhibit 4.30 to the Issuer’s Annual Report on Form 20-F as filed with the SEC on July 30, 2020 and incorporated herein by reference)

2
Class A Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC and Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A., collectively as rights agent and as initial CVR Registrar (filed as Exhibit 4.5 to the Issuer’s Report on Form 6-K as filed with the SEC on August 4, 2020 and incorporated herein by reference)

3
Class B Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC and Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A., collectively as rights agent and as initial CVR Registrar filed as Exhibit 4.4 to the Issuer’s Report on Form 6-K as filed with the SEC on August 4, 2020 and incorporated herein by reference)

4
Class C Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC and Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A., collectively as rights agent and as initial CVR Registrar (filed as Exhibit 4.3 to the Issuer’s Report on Form 6-K as filed with the SEC on August 4, 2020 and incorporated herein by reference)

5
Class D Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC and Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A., collectively as rights agent and as initial CVR Registrar (filed as Exhibit 4.2 to the Issuer’s Report on Form 6-K as filed with the SEC on August 4, 2020 and incorporated herein by reference)

6
Class E Contingent Value Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, STX Filmworks, Inc., Fortis Advisors LLC and Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A., collectively as rights agent and as initial CVR Registrar (filed as Exhibit 4.1 to the Issuer’s Report on Form 6-K as filed with the SEC on August 4, 2020 and incorporated herein by reference)

7
Subscription Agreement, dated as of April 17, 2020, by and among Eros International Plc and the purchasers thereto (filed as Exhibit 4.32 to the Issuer’s Annual Report on Form 20-F as filed with the SEC on July 30, 2020 and incorporated herein by reference)

8
Amendment No. 1 to Subscription Agreement, dated as of July 21, 2020, by Eros International Plc (filed as Exhibit 4.33 to the Issuer’s Annual Report on Form 20-F as filed with the SEC on July 30, 2020 and incorporated herein by reference)

9
Investor Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc, Eros Founders Group and the other parties named therein (filed as Exhibit 10.1 to the Issuer’s Report on Form 6-K as filed with the SEC on August 4, 2020 and incorporated herein by reference)

10
Amendment No. 1 to the Investor Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc and the other parties named therein (filed as Exhibit 10.2 to the Issuer’s Report on Form 6-K as filed with the SEC on August 4, 2020 and incorporated herein by reference)

11
Registration Rights Agreement, dated as of July 30, 2020, by and among Eros International Plc and the persons named on Schedules I and II thereto (filed as Exhibit 10.3 to the Issuer’s Report on Form 6-K as filed with the SEC on August 4, 2020 and incorporated herein by reference)

12
Amended Articles of Association of Eros International Plc, adopted by resolution passed on 29 June 2020 and made effective July 30, 2020 (filed as Exhibit 3.1 to the Issuer’s Report on Form 6-K as filed with the SEC on August 4, 2020 and incorporated herein by reference)

CUSIP No. G3788M114	SCHEDULE 13D	Page 15 of 18

SCHEDULE I

The name, present principal occupation, business address and citizenship of each directors and executive person of the relevant entities are set forth below.

I.                                       MARCO ALLIANCE LIMITED

A.                                 Directors

Name	Present Principal Occupations	Citizenship	Business Address
YUAN Bing	Chief Operating Officer of Hony Capital Limited	Hong Kong Special Administrative Region of the People’s Republic of China	Suites 06-11, 70/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong
Juley Lai CHAN	Director	Singapore	Suites 06-11, 70/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong

B.                                    Executive Officer

   Marco Alliance Limited does not have any executive officers.

II.                                   HONY CAPITAL FUND V GP LIMITED

A.                                 Directors

Name	Present Principal Occupations	Citizenship	Business Address
NING Min	Chairman of Legend Holdings Corporation*	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
LI Peng	Chief Executive Officer of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
ZHAO John Huan	Chief Executive Officer of Hony Capital Limited	Hong Kong Special Administrative Region of the People’s Republic of China	Suites 06-11, 70/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong
YUAN Bing	Chief Operating Officer of Hony Capital Limited	Hong Kong Special Administrative Region of the People’s Republic of China	6th Floor, South Tower C, Raycom InfoTech Park 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
CAO Yonggang	Managing Director of Hony Capital Limited	People’s Republic of China	Suites 06-11, 70/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong

CUSIP No. G3788M114	SCHEDULE 13D	Page 16 of 18

BAO Xiaobin	Managing Director of Hony Capital Limited	People’s Republic of China	6th Floor, South Tower C, Raycom InfoTech Park 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

B.                                    Executive Officer

   Hony Capital Fund GP Limited does not have any executive officer.

*  The principal business of Legend Holdings Corporation is making investments in public and private companies, and its address is 17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, the People’s Republic of China.

III.                              LEGEND HOLDINGS CORPORATION

A.                                 Directors

Name	Present Principal Occupations	Citizenship	Business Address
NING Min	Chairman of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
LI Peng	Chief Executive Officer of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
ZHAO John Huan	Chief Executive Officer of Hony Capital Limited	Hong Kong Special Administrative Region of the People’s Republic of China	Suites 06-11, 70/F Two International Finance Centre, 8 Finance Street, Central, Hong Kong
ZHU Linan	Chairman of Legend Capital Limited	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
WU Lebin	Director of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
SUO Jishuan	Chairman of Chinese Academy of Sciences Holdings Co., Ltd.*	People’s Republic of China	14th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
WANG Yusuo	Chairman of ENN Energy Holdings Limited **	People’s Republic of China	38 Hongrun Road, Economic and Technological Development Zone, Langfang City, Hebei Province, People’s Republic of China

CUSIP No. G3788M114	SCHEDULE 13D	Page 17 of 18

MA Weihua	Director of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
ZHANG Xuebing	Partner of Zhonglun Law Firm ***	People’s Republic of China	28th Floor, SK Building, 6 Jianguomenwai Avenue, Chaoyang District, Beijing, People’s Republic of China
HAO Quan	Director of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China
YIN Jian’an	Director of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

B.                                    Executive Officers

Name	Present Principal Occupations	Citizenship	Business Address
LI Peng	Chief Executive Officer of Legend Holdings Corporation	People’s Republic of China	17th Floor, Tower B, Raycom InfoTech Park, 2 Kexueyuan Nanlu, Haidian District, Beijing 100190, People’s Republic of China

* Chinese Academy of Sciences Holdings Co., Ltd. is an asset management vehicle wholly owned by the Chinese Academy of Sciences, a national academic and research institution owned and controlled by the PRC government, and its address is 702 Yingu Mansion, 9 Beisihuanxi Road, Haidian District, Beijing 100190, the People’s Republic of China.

**   ENN Energy Holdings Limited is clean energy distribution in China, and its address is Building A, ENN Industrial Park, Xinyuan DongDao Road, Economic and Technological Development Zone, Langfang City, Hebei Province, People’s Republic of China.

*** Zhonglun Law Firm is a law firm in China, and is address is 28th Floor, SK Building, 6 Jianguomenwai Avenue, Chaoyang District, Beijing, People’s Republic of China.

CUSIP No. G3788M114	SCHEDULE 13D	Page 18 of 18

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2020

MARCO ALLIANCE LIMITED

By:	/s/ Bing YUAN
Name:	Bing YUAN
Title:	Director

HONY CAPITAL FUND V, L.P.
Acting by its sole general partner Hony Capital Fund V GP, L.P.

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO
Title:	Authorized Signatory

HONY CAPITAL FUND V GP, L.P.
Acting by its sole general partner Hony Capital Fund V GP Limited

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO
Title:	Authorized Signatory

HONY CAPITAL FUND V GP LIMITED

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO
Title:	Authorized Signatory

LEGEND HOLDINGS CORPORATION

By:	/s/ NING Min
Name:	NING Min
Title:	Authorized Signatory

JOHN HUAN ZHAO

By:	/s/ John Huan ZHAO
Name:	John Huan ZHAO